

October 7, 2010

Michael H. Goldberg
President and Chief Executive Officer
A.M. Castle & Co.
3400 North Wolf Road
Franklin Park, IL 60131

> **Re: A.M. Castle & Co.**
> **Form 10-K**
> **Filed on March 12, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2010**
> **File No. 001-05415**

Dear Mr. Goldberg:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Justin Dobbie
Special Counsel